SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

84130C100

(CUSIP Number)

DECEMBER 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 84130C100		SCHEDULE 13G

1	Names of Reporting Persons Southcross Energy LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 14,077,426(1)

	6	Shared Voting Power

	7	Sole Dispositive Power 14,077,426(1)

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,077,426(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 57.6%(2)

12	Type of Reporting Person (See Instructions) OO (limited liability company)

(1)                       Includes 1,863,713 common units representing limited partner interests (“Common Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer held directly by the Reporting Person. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)                       Based upon 12,213,713 Common Units and 12,213,713 Subordinated Units outstanding as of December 10, 2012, as reported in the Issuer’s most recent Form 10-Q filed on December 14, 2012.

CUSIP No.: 84130C100		SCHEDULE 13G

1	Names of Reporting Persons Charlesbank Capital Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 14,077,426(1)

	7	Sole Dispositive Power

	8	Shared Dispositive Power 14,077,426(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,077,426(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 57.6%(2)

12	Type of Reporting Person (See Instructions) OO (limited liability company)

(1)                       Southcross Energy LLC (“Holdings”) owns 1,863,713 common units representing limited partner interests (“Common Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Charlesbank Capital Partners, LLC (“Charlesbank”) is the investment advisor to Charlesbank Equity Fund VI, Limited Partnership and its affiliated investment funds (the “Charlesbank Funds”), which together hold an approximate 85.2% membership interest in Holdings and may be deemed to indirectly beneficially own the Common Units and Subordinated Units held by Holdings. See Item 4. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)                       Based upon 12,213,713 Common Units and 12,213,713 Subordinated Units outstanding as of December 10, 2012, as reported in the Issuer’s most recent Form 10-Q filed on December 14, 2012.

CUSIP No.: 84130C100	SCHEDULE 13G

Item 1(a).	Name of Issuer: Southcross Energy Partners, L.P.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1700 Pacific Avenue, Suite 2900
Dallas, TX 75201

Item 2(a).	Name of Person(s) Filing:

	Southcross Energy LLC	(“Holdings”)
	Charlesbank Capital Partners, LLC	(“Charlesbank”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Principal business office for Holdings:

1700 Pacific Avenue, Suite 2900
Dallas, Texas 75201

Principal business office for Charlesbank:

200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116

Item 2(c).	Citizenship:

	Holdings	Delaware
	Charlesbank	Massachusetts

Item 2(d).	Title of Class of Securities:

Common units representing limited partner interests

Item 2(e).	CUSIP Number: 84130C100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No.: 84130C100	SCHEDULE 13G

Item 4.                                                         Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

			Holdings		Charlesbank
(a)	Amount beneficially owned:		14,077,426	(1)(2)	14,077,426	(2)(3)
(b)	Percent of class:		57.6	%(4)	57.6	%(4)
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	14,077,426	(1)(2)
	(ii)	Shared power to vote or to direct the vote:			14,077,426	(2)(3)
	(iii)	Sole power to dispose or to direct the disposition of:	14,077,426	(1)(2)
	(iv)	Shared power to dispose or to direct the disposition of:			14,077,426	(2)(3)

(1)                           Includes 1,863,713 common units representing limited partner interests (“Common Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer held directly by the Reporting Person.

(2)                           The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(3)                           Charlesbank is the general partner of the general partner of Charlesbank Equity Fund VI, Limited Partnership and its affiliated investment funds (collectively, the “Charlesbank Funds”), which together with Charlesbank hold an approximate 85.2% membership interest in Holdings. Accordingly, Charlesbank may be deemed to indirectly beneficially own the Common Units and Subordinated Units held by Holdings. Pursuant to an investment and advisory agreement with each of the Charlesbank Funds, Charlesbank has authority to vote securities held by the Charlesbank Funds and to decide which securities to purchase and sell for the Charlesbank Funds.

CUSIP No.: 84130C100	SCHEDULE 13G

(4)                           Based upon 12,213,713 Common Units and 12,213,713 Subordinated Units outstanding as of December 10, 2012, as reported in the Issuer’s most recent Form 10-Q filed on December 14, 2012.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐ Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person: Charlesbank has the power to direct the distributions from or the proceeds of the sale of the Common Units and Subordinated Units that are beneficially owned by the Charlesbank Funds.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2013

SOUTHCROSS ENERGY LLC
a Delaware limited liability company

By:	/s/ David W. Biegler
David W. Biegler
Chief Executive Officer

CHARLESBANK CAPITAL PARTNERS, LLC
a Massachusetts limited liability company

By:	/s/ Tami Nason
Tami Nason
Senior Vice President and General Counsel

CUSIP No.: 84130C100	SCHEDULE 13G

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 19, 2013.

SOUTHCROSS ENERGY LLC
a Delaware limited liability company

By:	/s/ David W. Biegler
David W. Biegler
Chief Executive Officer

CHARLESBANK CAPITAL PARTNERS, LLC
a Massachusetts limited liability company

By:	/s/ Tami Nason
Tami Nason
Senior Vice President and General Counsel